Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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[The following are postings made available on JPMorgan Chase’s internal website]

JPMorgan Chase/Bank One: The Merger at a Glance

Two great banking companies:

JPMorgan Chase (as of 9/30/03)	Bank One (as of 9/30/03)

• 92,900 employees	• 71,200 employees
• 3rd largest bank holding company in U.S	• 6th largest bank holding company in U.S.
• $793 billion assets	• $290 billion assets
• Operations in virtually every state and more than 50 countries	• 1,800 branches in 14 states

When combined, top positions across the full spectrum of wholesale and retail financial services:

Investment
		Treasury &	Management &
Retail Banking	Investment Bank	Securities Services	Private Banking	Private Equity

Branch Banking #4 Branch network	#1 Global Syndicated Loans	#1 U.S. Dollar Clearing #1 U.S. Corporate Trustee	#1 U.S./#3Global Private Bank	One of the largest private equity players
#2 Core deposits	#1 Derivatives House	#1 Securities Lending	#2 U.S. Active Asset Manager
	#2 U.S. Investment Grade Corporate Debt	#1 CHIPS, Fedwire, ACH Origination	#2 Global Money Market Asset Manager
Retail Lending #2 Credit Card	#4 Global Equity and Equity-Related		#4 U.S. Mutual Fund Company
#2 Middle Market #1 Auto (Non-captive)	#5 Global Announced M&A
#4 Mortgage #2 Home Equity

Second largest banking company in the U.S.: (as of 9/30/03)

($mm)	JPMorgan Chase	Bank One	Combined

Loans	$236,201	$141,710	$377,911
Assets	792,700	290,006	1,082,706
Managed assets	827,015	326,769	1,153,784

Deposits	$313,626	$163,411	$477,037
Total liabilities	747,743	267,595	1,015,338
Total equity	44,957	22,411	67,368

A broad and balanced business mix1:

Consumer Banking and Lending, Mortgage, Auto, Small Business and Middle Market	33%
Credit Cards	16%
Investment Bank	39%
Treasury and Securities Services	7%
Investment Management/Private Banking	5%

Extensive branch network:

Northeast		Midwest		Southwest

New York	#1	Illinois	#1	Texas	#1
Connecticut	#8	Indiana	#1	Arizona	#1
New Jersey	#12	Michigan	#3	Louisiana	#2
		Ohio	#4	Utah	#3
		W. Virginia	#4	Colorado	#5
		Wisconsin	#4	Oklahoma	#6
		Kentucky	#4

Balanced business mix + market leadership + scale and financial strength =
consistent earnings growth and significant value creation

[1]	Based on combined pre-tax income as of 9/30/03, excluding corporate and private equity results.

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Facts about JPMorgan Chase

Headquartered in New York City, JPMorgan Chase (NYSE: JPM) is a leading financial services company, with assets of $793 billion and operations in more than 50 countries. It serves more than 30 million consumer customers nationwide and many of the world’s most prominent corporate, institutional and government clients.

JPMorgan Chase is a market leader in both wholesale and retail financial services. The wholesale businesses are known globally as JPMorgan. The national consumer and middle market businesses are known as Chase. Major business segments include:

•	Investment Bank, providing a full range of investment and commercial banking products and services, including advisory; capital raising in equity and debt markets; and risk management and market-making in cash securities and derivative instruments.

•	Chase Financial Services, serving consumers and businesses across the U.S. through its Home Finance, Cardmember Services, Automobile Finance, Regional Banking and Middle Market groups.

•	Treasury & Securities Services, offering transaction processing and information services to wholesale clients through its Institutional Trust Services, Investor Services and Treasury Services groups.

•	Investment Management & Private Banking, providing investment management services to institutional investors, high-net-worth individuals and retail customers, as well as advice and solutions to wealthy individuals and families.

•	JPMorgan Partners, providing equity and mezzanine capital financing to private companies.

The company’s 96,000 employees are located in virtually every state in the U.S.; 11 states have more than 1,000 employees each: Arizona, California, Delaware, Florida, Louisiana, Massachusetts, Missouri, New Jersey, New York, Ohio and Texas. Outside the U.S., locations with major employee concentrations include Sydney, Singapore, Hong Kong, Tokyo, Luxembourg, London and Bournemouth.

Financial Highlights (as of Sept. 30, 2003)

Gross loans — $236 billion
Assets — $793 billion
Managed assets — $827 billion
Deposits — $314 billion

Revenue Sources
Total: $27.5 billion (excludes corporate and private equity)
          Investment Banking — 42%
          Chase Financial Services — 40%
          Treasury & Securities Services — 11%
          Investment Management & Private Banking — 7%

Pre-tax Income Sources
Total: $9 billion (excludes corporate and other, incl. private equity)
          Investment Banking — 54%
          Chase Financial Services — 35%
          Treasury & Securities Services — 7%
          Investment Management & Private Banking — 3%

Selected leadership positions

Investment Bank

•	#1 in global syndicated loans*

•	#2 global investment grade bonds*

•	#4 global equity & equity-related*

•	#5 global announced M&A*

•	Leader in derivatives and foreign exchange

•	(*Thomson Financial)

Chase Financial Services

•	#4 in U.S. mortgage originations and servicing

•	#4 credit card issuer in U.S.

•	#1 in New York tri-state area in retail deposits

•	#3 Auto finance lender

•	Leading provider of financial services to middle market

Treasury & Securities Services

•	#1 trustee for U.S. debt, including MBS and ABS based on number of issues (as of Sept 30, 2003) (Thomson Financial 2003)

•	#1 in US dollar clearing and commercial payments (Fimetrix 2003)

•	#1 in Automated Clearing House items originated (NACHA 2003)

•	#1 issuing and paying agent for U.S. commercial paper (DTC Sept. 30, 2003)

•	#1 American depositary receipt bank ( reported ADR market cap under management) (SEC 13-F filings, June 2003)

Investment Management & Private Banking

•	A top global asset management firm with $755 billion in assets under supervision

•	Largest private bank in the US and third largest worldwide on assets under supervision

•	Relationships with nearly 40% of the Forbes billionaires global list (Forbes, Feb. 2003)

•	#1 overall cost online brokerage service for Brown/Co (Gomez Sept. 2003)

Disclaimer

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Facts about Bank One

About Bank One

Headquartered in Chicago, Bank One Corporation (NYSE: ONE) is the nation’s sixth-largest bank holding company, with assets of $290 billion. Bank One Corporation’s common and preferred stock is traded on the NYSE under the symbol ONE.

•	A leader in retail and small business banking, serving nearly 7 million retail households and 500,000 small businesses.

•	A premier provider of lending, treasury management and capital markets products to corporations and middle market businesses

•	The third-largest credit card issuer in the United States, with more than 51 million cards in circulation and $74 billion in managed receivables

•	A leading investment management company with $175.5 billion in assets under management

Rankings

Corporate

•	6th largest bank holding company in the U. S.

Retail Banking

•	#1 in ACH debit transactions; #2 overall

•	#1 provider of federal education loans[1]

•	#3 bank provider of direct home equity loans

•	#5 lender to small businesses

•	7 million households served by our Retail Bank

Credit Cards

•	#1 Visa® credit card issuer

•	3rd largest credit card issuer in the U.S.

•	52 million credit cards in circulation

Investments

•	One of the top 3 banks in the U.S. in selling annuities

•	Bank One Insurance Group is the 4th largest bank-owned insurance group in the U.S.

•	The One Group® is the 16th largest mutual fund group in the U.S. and the 3rd largest bank-sponsored fund group

•	34th largest worldwide investment manager

•	91 percent of One Group® assets are in funds ranked three-stars or better by Morningstar®, compared to 67 percent of funds industry wide

[1]	United States Department of Education website

Private Banking

•	The Private Client Service group is one of the top 10 personal trust banks in the U.S.

Commercial Banking

•	#1 in retail and #2 in wholesale lockbox processing

•	#3 provider in the U.S. of corporate investment sweep accounts

•	3rd largest provider nationally of treasury management services to corporations

•	#4 as lead arranger by volume in syndicated loans[2]

•	#4th largest active domestic fixed income manager

•	5th largest Commercial Bank in the U.S.

•	Banc One Capital Markets, Inc. ranked #6 in first half of 2003 for Public/144A asset-backed securities[3]

•	#11 in League Tables for full credit to book manager in investment grade securities[4]

•	19th largest U.S. institutional internal tax exempt manager

Locations

Bank One conducts business in the United States and internationally with the various lines of business. Products and service that are available include:

•	Credit Cards, including 51 million cardmembers across the United States

•	Retail Banking, including branches, mortgages and home-equity loans and auto loans

•	Investment Management, including One Group Mutual Funds

•	Commercial Banking, including Middle-Market Banking and Corporate Banking

•	Private Client Services

Retail Banking

•	1,810 branches in 14 states

•	Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin

Other U.S. Customer and Operations Facilities

•	Includes Retail Banking states plus: California, Delaware, Georgia, Kansas, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New Mexico, New York, North Carolina, Oregon, Pennsylvania, South Carolina and the District of Columbia

International Commercial Banking Locations

•	Beijing, China

•	Hong Kong

•	London, England

•	Melbourne, Australia

•	Mexico City, Mexico

•	Seoul, South Korea

•	Sydney, Australia

•	Taipei, Taiwan

•	Tokyo, Japan

•	Toronto Canada

Through Bank One’s network of offices and partners, commercial customers have access to more than 20,000 locations in 27 countries. Bank One also has correspondent relationships in more than 40 countries.

[2]	Loan Pricing Corporation, 1Q03

[3]	MCM League Table, July 2, 2003

[4]	Thompson Financial/Securities Data Corp., 3Q02

Disclaimer

This information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.